DATE:	January 2, 2010

TO:	Lisa Sellers
Jennifer Thompson Division of Corporate Finance United States Securities and Exchange Commission

FROM:	Scott Miller
Chief Executive Officer NowAuto Group, Inc. 4240 East Elwood St Phoenix, AZ 85040

RE:	Now Auto Group, Inc.

Form 10-K/A for the Fiscal Year Ended June 30, 2008 Filed December 18,2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
    Filed November 14, 2008
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008
    Filed December 18, 2009
Form 10-Q for the Fiscal Quarter ended March 31, 2009 Filed December 18, 2009
Form 10-K/A for the Fiscal Year Ended June 30, 2009 Filed December 18,2009
File No. 0-50709

1.           Pursuant to your request, Form 10-K/A for the Fiscal Year Ended June 30, 2008 is being restated with the change in dates and the Item 308T(b) disclosure.
2.           An assessment of the effectiveness of internal control over financial reporting was made as of June 30, 2008.  However, our entire data processing and accounting system was upgraded in fiscal year 2009. Part of the upgrade included substantial changes to policies and procedures that form the foundation of our internal controls. As such, any comments we have in regards to our fiscal year 2008 operations now are irrelevant to the stockholder’s of the Company.  Therefore, we request that we be allowed to address this issue in our amendment of the Form 10-K for the Fiscal Year Ended June 30, 2009, which  will be reissued in 30 days.
3.           Form 10-K for the Fiscal Year Ended June 30, 2009 will be reissued in 30 days, addressing our assessment of the effectiveness of internal control over financial reporting.
4.           An amended Form 10-Q for the fiscal quarter ended September 30, 2008 will be submitted that include the amended signature pages and certifications.  As there has been no material change in our loss per share for the quarter in question, as a result of our recent restatements, we do not believe it would influence our stockholder’s.  Therefore, we do not anticipate filing amended financial statements for the quarter.
5.           An amended Form 10-Q for the fiscal quarter ended December 31, 2008 will be submitted that include the amended signature pages and certifications.  As there has been no material change in our loss per share for the quarter in question, as a result of our recent restatements, we do not believe it would influence our stockholder’s.  Therefore, we do not anticipate filing amended financial statements for the quarter.
6.           An amended Form 10-Q for the fiscal quarter ended March 31, 2010 will be submitted to include the amended signature pages and certifications.  As there has been no material change in our loss per share for the quarter in question, as a result of our recent restatements, we do not believe it would influence our stockholder’s.  Therefore, we do not anticipate filing amended financial statements for the quarter.

Faith Forbis
CFO